

steve doolittle · 3rd

Chief Marketing Officer at Remotelyme

Los Angeles, California, United States · 10 connections ·

Contact info

Remotelyme


**University of Colorac
Boulder**

Featured



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Activity

10 followers



**Can you help? I'm looking for great companies who support women in the workforc
who are focused on diversity and inclusion! Do you know an amazing employer? Vo**
steve shared this

Experience

Chief Marketing Officer
Remotelyme
Feb 2019 – Present · 1 yr 11 mos

Chief Executive Officer
Dewwest & Associates
Apr 1998 – Present · 22 yrs 9 mos

Chief Operating Officer
Video Marketing Resource Group
Feb 1988 – Apr 1998 · 10 yrs 3 mos



Actor
IMDb.com · Freelance
Sep 1984 – Sep 1988 · 4 yrs 1 mo
Los Angeles Metropolitan Area

Daytime & Nighttime Television



Professional Football Player
National Football League (NFL) · Full-time
Jul 1981 – Sep 1984 · 3 yrs 3 mos

Linebacker

Education



University of Colorado Boulder
1977 – 1982

Skills & endorsements

Product Development · 1

Anthony "Tony" Stewart, MPA, ABNLP has given an endorsement for this skill

Marketing · 1

Anthony "Tony" Stewart, MPA, ABNLP has given an endorsement for this skill

Teamwork · 1

Anthony "Tony" Stewart, MPA, ABNLP has given an endorsement for this skill

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